

January 14, 2011

Theodore C. Miller
Senior Vice President and Chief Financial Officer
UTG, Inc.
5250 South Sixth Street
P.O. Box 5147
Springfield, IL 62705

  Re: **UTG, Inc.**
     Form 10-K for the fiscal year ended December 31, 2009
     Forms 10-Q for the quarterly periods ended March 31, 2010, June 30,
     2010 and September 30, 2010
     File Number: 000-16867

Dear Mr. Miller:

  We have reviewed your December 28, 2010 response to our November 30, 2010 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

  After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Form 10-K for the fiscal year ended December 31, 2009

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 36

1. Refer to the revised report filed in response to prior comment four. Please have Brown Smith Wallace, LLC confirm to us that their report in future filings will indicate the city and state where issued as required by paragraph 3 of Auditing Standard No. 1 and Rule 2-02(a) of Regulation S-X .

Consolidated Statements of Operations, page 38

2.   Refer to your revisions in response to prior comment five. Please confirm that all
        other than temporary impairments were recognized in earnings and there were no
        other than temporary impairments recognized in other comprehensive income for
        each period presented in the amendments.

Notes to Consolidated Financial Statements, page 41

Note 4B. Investment Securities

3.   We believe your revised disclosure in response to prior comment six does not provide
        sufficient evidence to overcome the strong indication that equity securities in a loss
        position for over 12 months are other-than-temporarily impaired. Please expand your
        disclosure in future filings to provide the specific information that you considered
        (both positive and negative) in reaching the conclusion that the impairment of each
        equity security is not other than temporary and provide more insight into your
        rationale for concluding that the unrealized loss is not an other than temporary
        impairment. Please refer SAB Topic 5:M.

Note 7. Reinsurance

4.   Refer to your response and revised disclosure in response to prior comment seven.
        Please address the following:

        • Disclose the purpose and the significant terms of the AC reinsurance agreement
          and explain why this agreement is classified as financial reinsurance.
        • Expand Note 1H to disclose your accounting policy for financial reinsurance.
        • Tell us the balance sheet line items where the original borrowed amount, the
          ceding commissions and other amounts related to this arrangement are presented
          in the financial statements.
        • Revise your results of operations disclosure in MD&A to quantify the amounts for
          total DAC amortization, and the commission allowances and net earnings on this
          block of business to demonstrate that this arrangement has no impact on net
          income.
        • Explain to us how bond sales impact profit on this block of business and any
          related commission offsets/allowances and amortization of DAC.

Please contact Donald Abbott, Senior Staff Accountant, at (202) 551-3608 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have any questions. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant